

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2011

Via E-Mail

Marcus J. Williams, Esq.
Davis Wright Tremaine LLP
1201 Third Avenue
Suite 2200
Seattle, WA 98101

> **Re: McCormick & Schmick's Seafood Restaurants, Inc.**
> **Amended Schedule 14D-9 filed December 6, 2011**
> **SEC File No. 005-79958**

Dear Mr. Williams:

We have limited our review of the filing to those issues we have addressed in our comments.

Amended Schedule 14D-9

Certain Company Projections

1.   We reissue prior comment 3. Please provide the additional disclosure pursuant to Rule 100(a) of Regulation G.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions